BD

3/1/06 S.S

SECURITI 06002295 ON

RECEIVED SEC MAIL PROCESSING SECTION FEB 27 2006 WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 053549

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Island Trader Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N State College Blvd. Suite 540
(No and Street)

Orange California 92868-1690
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Nickles 714.938.3050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 Northridge CA 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2006

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LC 3/15/06

OATH OR AFFIRMATION

I, Richard Nickles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Island Trader Securities, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 25 day of January, 2006

Notary Public

SHARI VALLEJOS
Commission # 1510554
Notary Public - California
Orange County
My Comm. Expires Aug 29, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Island Trader Securities

We have audited the accompanying statement of financial condition of Island Trader Securities as of December 31, 2005 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Island Trader Securities as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 26, 2006

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Island Trader Securities
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 9,537
Commissions receivable	4,340
Total assets	$ 13,877

Liabilities and Stockholder's equity

Liabilities

Accounts payable	$ 1,470
Income taxes payable	800
Total liabilities	2,270

Stockholder's equity

Common stock, no par value, 75,000 shares authorized and 10,000 shares outstanding	19,553
Additional paid-in capital	2,000
Accumulated deficit	(9,946)
Total stockholder's equity	11,607
Total liabilities and stockholder's equity	$ 13,877

The accompanying notes are an integral part of these financial statements.

Island Trader Securities
Statement of Operations
For the Year Ended December 31, 2005

Revenue	
Commission income	$ 51,653
Interest income	146
Total revenue	51,799
Expenses	
Occupancy	2,892
Commissions	45,794
Other operating expenses	3,734
Total expenses	52,420
Income (loss) before taxes	(621)
Income tax provision	800
Net income (loss)	$ (1,421)

The accompanying notes are an integral part of these financial statements.

Island Trader Securities
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid - in Capital	Accumulated Deficit	Total
Balance, January 1, 2005	$ 19,553	$ 2,000	$ (8,525)	$ 13,028
Net income (loss)	–	–	(1,421)	(1,421)
Balance, December 31, 2005	$ 19,553	$ 2,000	$ (9,946)	$ 11,607

The accompanying notes are an integral part of these financial statements.

Island Trader Securities
Statement of Changes in Cash Flow
For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ (1,421)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
(Increase) decrease in:		
Commissions receivable	$ 1,188	
Other receivables	100	
(Decrease) increase in:		
Accounts payable	(1,530)	
Total adjustments		(242)
Net cash and cash equivalents provided by (used in) operating activities		(1,663)
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net cash and cash equivalents provided by (used in) financing activities		–
Net increase (decrease) in cash and cash equivalents		(1,663)
Cash and cash equivalents at beginning of year		11,200
Cash and cash equivalents at end of year		$ 9,537

Supplemental disclosure of cash flow information:

Cash paid during the year for		
Income taxes	$	800
Interest	$	–

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Island Traders Securities (the "Company") was originally formed under the name R. Nickles & Company Securities, as a California corporation on April 15, 2002, The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company primarily sells equities, mutual funds, variable annuities and life insurance. The Company has a small number of clients, with no one client contributing an undue concentration of risk. The majority of clients are in Southern California.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits at banks and cash deposits in money market funds.

Commission receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Note 2: INCOME TAXES

The income tax provision for the year ended December 31, 2005 consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2005, an unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $1,252, that begin to expire in 2022.

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 3: RELATED PARTY TRANSACTIONS

Beginning in October 2004, the Company entered into an expense sharing agreement with Innovative Advisory Services, Inc.(the "RIA"), a company under common management. Under the agreement, the Company will incur a monthly fee of $238 for occupancy. For the year ended December 31, 2005, the Company charged $2,892 to occupancy fees, paid to the related party.

Note 4: COMMITMENTS AND CONTINGENCIES

In December 2003, the Company entered into a five (5) year clearing agreement with North American Trading Group ("North American"), whereby North American will carry all the accounts of the Company. Under this agreement the Company will pay North American a minimum of $1,500 in clearing fees per month.

NOTE 5: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but by December 31, 2005, the Company's net capital of $11,476 exceeded the minimum net capital requirement by $6,476; and the Company's ratio of aggregate indebtedness ($2,270) to net capital was 0.20 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Island Trader Securities
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital:

Stockholder's equity		
Common stock	$ 19,553	
Additional paid-in capital	2,000	
Accumulated deficit	(9,946)	
Total stockholder's equity		$ 11,607
Less: Non allowable assets		–
Net capital before haircuts		11,607
Haircuts		(131)
Net Capital		11,476
Computation of net capital requirements:		
Minimum net capital requirements		
6 2/3 percent of aggregate indebtedness	$ 151	
Minimum dollar net capital required	$ 5,000	
Net capital required, greater of above		5,000
Excess net capital		6,476
Ratio of aggregate indebtedness to net capital	0.20: 1	

There was no difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5 report dated December 31, 2005.

See independent auditor's report.

Island Trader Securities
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirements is not applicable to Island Trader Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Island Trader Securities
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Island Trader Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Island Trader Securities

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Island Trader Securities

In planning and performing our audit of the financial statements and supplemental schedules of Island Trader Securities for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Island Trader Securities including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.

Breard &Associates, Inc.
Certified Public Accountants

Northridge, California
January 26, 2006